January 24, 2008

Mail Stop 4561

*By U.S. Mail and facsimile to (651) 227-7705*

Mr. Patrick W. Keene, Chief Financial Officer
AEI Fund Management XXI, Inc.
30 East 7th Street, Suite 1300
St. Paul, MN    55101

**RE:    AEI Income & Growth Fund 26 LLC**
　　　　**File No.  000-51823**
　　　　**Form 10-KSB/A for the year ended December 31, 2006**
　　　　**Forms 10-QSB/A for the quarters ended March 31, 2007 and June 30, 2007**

Dear Mr. Keene:

　　　　We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

　　　　　　　　　　　　　　　Sincerely,


　　　　　　　　　　　　　　　Linda van Doorn
　　　　　　　　　　　　　　　Senior Assistant Chief Accountant